Exhibit 99.2

Management’s Discussion and Analysis

for the first quarter of 2013

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

The following management’s discussion and analysis ("MD&A"), which is dated as of May 8, 2013, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three-month period ended March 31, 2013 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2013 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2012. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

content

Forward-Looking Statements	2

Core Business	4

Twangiza Mine	7

Namoya Mine Development	9

Exploration	11

(i) Twangiza Property	11

(ii) Namoya Project	11

(iii) Lugushwa Project	13

(iv) Kamituga Project	14

(v) Regional Exploration Projects	15

Results of Operations	15

Summary of Quarterly Results	17

Liquidity and Capital Resources	18

Contractual Obligations	19

Related Party Transactions	19

Critical Accounting Estimates	20

Accounting Standards Issued but Not Yet Effective	22

Financial Instruments	23

Risks and Uncertainties	23

Outstanding Share Data	26

Disclosure Controls and Procedures	26

Internal Control Over Financial Reporting	26

Non-IFRS Measures	27

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Core Business

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s objectives also include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has mining licenses, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold oxide, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Q1 2013 HIGHLIGHTS

(i)Financial

The table below provides the summary of financial and operating results for the three months ended March 31, 2013 compared to the corresponding period in 2012 as well as the fourth quarter of 2012:

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

	Q1 2013	Q4 2012	Q1 2012

Selected Financial Data
Revenues	33,169	33,939	-
Total mine operating expenses[1]	(22,215)	(22,206)	-
Gross earnings from mining operations	10,954	11,733	-
Net income (loss)	6,269	5,874	(3,470)
Basic net earnings/loss per share ($/share)	0.03	0.03	(0.02)
Key Operating Statistics
Average gold price received ($ per oz)	1,621	1,711	-
Gold sales (oz)	20,456	19,840	-
Gold production (oz)	19,602	19,750	-
All-in cash cost per ounce ($/oz)[2]	1,093	1,169
Cash cost per ounce ($/oz)[2]	805	836	-
Gold margin ($/oz)[2]	816	875	-
Financial Position
Cash and cash equivalents	17,293	27,049	144,234
Gold bullion at market value[3]	3,240	5,064	-
Total assets	669,424	590,631	590,631
Long term debt	155,664	154,685	152,116

(1) Includes depletion and depreciation

(2) All-in cash cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to non-IFRS measures section of this MD&A for additional information.

(3) This represents 2,027 ounces of gold bullion inventory, with a cost of $1,175, shown at the March 31, 2013 closing market price of $1,598 per ounce of gold.

•	Revenues during the three-month period were $33,169 compared with revenue of $33,939 for the fourth quarter of 2012, which was the first full quarter of commercial production at Twangiza.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended March 31, 2013 were $22,215 compared to $22,206 for the fourth quarter of 2012. Production costs for the first quarter of 2013 were $16,475. There are no comparative figures in the prior year for the first quarter since the Company’s Twangiza Gold Mine entered commercial production in September 2012.

•	Gross earnings from mine operations for the first quarter of 2013 were $10,954 or $0.05 per share (compared to $11,733 or $0.06 ior the fourth quarter of 2012).

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

(ii) Operational

•	The Twangiza Gold Mine recorded no serious injuries up to the end of the first quarter of 2013.
•	In the first quarter of 2013, 239,096 tonnes of ore were processed at a head grade of 3.02 g/t Au and a recovery rate of 84.47% to produce 19,602 ounces of gold. Ore throughput was 14.52% less than anticipated due to the unavailability of major items of equipment resulting from mechanical and electrical failures and very high rainfall; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs.
•	During the first quarter, 20,456 ounces of gold were sold for a total revenues of $33,169.
•	During the first quarter of 2013 compared with the fourth quarter of 2012, Mill availabilities improved from 65 to 98.3% for Mill 1 and decreased from 96.1 to 81.6% for Mill 2.
•	The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. This is expected to increase recoveries from the current average of 83% to approximately 90% and increase gold production accordingly. The project is approximately 42% complete, including the installation of a new carbon generation kiln which is 100% complete and the secondary crusher which is now operational. It is expected to be completed within the fourth quarter of this year.

(iii) Construction & Development

•	During the first quarter of 2013, the Company spent a further $29,942 for the construction and development of its Namoya gold mine.
•	Management has been optimizing Namoya construction efforts to ensure cost containment and greater efficiencies in order to complete the project on time and with no further cost escalation.
•	Other activities continue to be on schedule, with 100% of earth moving equipment, 70% of accommodation materials and 5% of process plant equipment and goods on site. 99% of process plant site earthworks have been completed with final grading and compaction of leach pad on-going, with 32% of excavation of the heap leach ponds completed and the tailings management facility (“TMF”) earthworks having commenced during the first quarter of 2013.
•	The development of the Namoya gold mine is on schedule to be completed within the fourth quarter of this year.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

(iv) Exploration

•	Exploration activities focused on grass root target generation and delineation of new mineral prospects. The exploration program for the year consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger, reverse circulation and diamond drilling.

(v) Corporate development

•	The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively. The Rawbank facility (including accrued interest) is repayable in six equal monthly installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. An additional $10 million bridge loan was drawn from Rawbank in April 2013 repayable May 31, 2013.

•

In April 2013 the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

Twangiza Mine

During the first quarter of 2013, gold output from the plant remained consistent with the fourth quarter of 2012, however the unavailability of certain ore processing equipment, such as mineral sizer, secondary and tertiary crushers, which failed in the last quarter of 2012, resulted in the inability to treat approximately 14% of plant feed. Subsequently this material was removed from the plant and stockpiled for rehandling once the mineral sizer is repaired and the secondary and tertiary crushers are replaced. The failure of the water supply transformer (temporarily replaced with diesel generators) and the Mill 2 motor limited the process tonnage throughput, as did the extensive rains experienced during the period. Since the end of the fourth quarter, the wet season has subsided and is not expected to hinder the plant throughput until the commencement of the next rainy season in latter part of the third quarter of this year. Furthermore, the major initiative of establishing critical spares inventory is currently underway for both mobile equipment and major circuit components of the existing plant.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

TWANGIZA MINE	Q1 2013	Q4 2012

Gold sales (oz)	20,456	19,840
Gold produced (oz)	19,602	19,750
Material mined (t)	973,904	878,020
Ore mined (t)	492,529	456,939
Waste mined (t)	481,375	421,081
Strip ratio (t:t)1	0.98	1.14
Ore milled (t)	239,100	252,220
Head grade (g/t)2	3.04	2.95
Recovery (%)	84.5	82.4
Cash cost per ounce ($US/oz)3	805	836

(1) Strip ratio is calculated as waste divided by ore mined.

(2) Head grade refers to the grade of ore milled.

(3) Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of this MD&A for additional information.

Mining

A total of 973,904 tonnes of material were mined during the first quarter of 2013, which was 57% higher than forecasted, with a total of 492,529 tonnes of ore mined at a grade of 2.30 g/t Au. Higher pit production was due to the short haulage utilized in building a laydown area for the supply chain department as opposed to the longer haulage route to the TMF. Sheeting of haul roads with crushed rock of suitable characteristics is ongoing. The stripping ratio for the period was 0.98, which was lower than the stripping ratio of 1.14 observed in the fourth quarter of 2012.

Processing & Engineering

The first quarter is a period of the year known to be characterized by very high rainfall and this year has been no exception. This resulted in mill throughputs of 74.5% of the 1.3Mtpa nameplate design capacity. Recoveries during the first quarter of the year were at an average of 84.47% (compared to 82.4% in Q4 2012) with a head grade of 3.02 g/t Au (compared to 2.95 g/t Au in Q4 2012) and a total of 19,602 (compared to 19,750 in Q4 2012) ounces of gold were produced.

Twangiza Plant Optimization and Expansion

Having commenced the process of upgrading the metallurgical plant in the fourth quarter of 2012, work continued with the procurement, manufacture and shipment of major items of equipment and materials required for the increase in throughput capacity to 1.7Mtpa and optimization of the plant.

As part of the plant expansion project, the mineral sizer and both secondary and tertiary crushers are to be replaced with larger and more robust units. These are presently in transit for delivery and will be installed during the second quarter. Despite the unavailability of the major crushing units, tonnage throughputs were at times in excess of nameplate during the first quarter of 2013.

With the installation and commissioning of a new horizontal diesel fired carbon regeneration kiln (which is designed to improve carbon activities and absorption) and two new air blowers on the existing CIL leach circuit (designed to increase dissolved oxygen levels) during March 2013, recoveries in the CIL were found to improve. The intent is to approximate a 90% recovery rate when throughputs are increased to 1.7Mtpa and beyond as a result of improved residence times, following the installation of the additional CIL leach tanks, which are currently undergoing fabrication.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Equipment required for the new CIL tanks (agitators, inter-stage screens, carbon transfer pumps and second linear trash screen) and upgrading of the fixed tank equipment in the existing CIL tank’s static inter-stage screens and air-lift carbon transfer pumps) to electromechanical equipment, is presently being manufactured and is due to be shipped in the second quarter of 2013.

A second tower crane was erected during the second quarter of 2013 to enable the servicing of the new CIL leach tanks, milling area, cyclone tower, as well as the plant mechanical maintenance workshop.

A second complete elution system is being manufactured to accommodate the increase in gold production, at 1.7Mtpa, as well as supplement the existing aged system currently in operation.

The expansion is on schedule for completion by the end of Q4 2013, which includes the refurbishing and reinstallation of the existing CIL leach tanks.

Sustaining Capital Activities

During the three months ended March 31, 2013 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

•	Resettlement

As of the date of this MD&A, 242 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013. Discussions with the local authorities to find new resettlement sites to facilitate mining at the north pit in 2014 are ongoing.

•	Mine Infrastructure

The finalizing and commissioning of the new fuel storage and metallurgical plant fire suppression system took place during March 2013.

•	Tailings Management Facility

Most activities at the TMF for the quarter under review was concentrated on the 5 year toe and the back wall of the dam. A total of 74,044m3 of bulkfill material was placed on the toe and back wall. The 5 year wall drains were put in place to join the main drains.

The suspended 2 year wall construction was revisited in mid-April 2013 and currently, sand levels are at a metre below the 2 year wall level. Clay and sacrificial placement followed suit and the completion date is scheduled for the latter part of May 2013. It is envisaged that the 2 year wall will be extended after a safe operating buffer has been achieved.

Namoya Mine Development

Development activities of the open-pit heap leach gold mine at Namoya continued through the first quarter of 2013 with aggressive progress expected between the date of this MD&A and the expected completion of the construction efforts in the fourth quarter of 2013, when commissioning is planned to commence.

Key Achievements during the quarter and up to the date of this MD&A

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment and electrical equipment were placed and sea freighting commenced. All earthmoving and erection equipment was delivered to site along during the fourth quarter of 2012. The Baraka and Kavumu transit facilities were fully upgraded to better facilitate the inflow of equipment and materials. To date approximately 36% of the process plant equipment and material have been delivered to site or are on route to site.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

•	Resettlement

Four local construction companies were mobilized for resettlement construction. 150 houses of a total of 207 houses have been completed thus far. Construction of two schools, a church, and a market are also in progress. The remaining houses are in various stages of completion. The first 17 households have been resettled into their new homes. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed. The resettlement process is expected to be completed by the end of the second quarter of 2013.

•	Access Roads

The main access road to Namoya from Uvira, which spans 420 kilometres in length, is 92% complete. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Ten bridges were upgraded and culverts installed to date, increasing the logistics capacity of freighting materials and equipment to the Namoya site. Three road construction teams are still deployed with one on the Uvira-Baraka stretch of the road, and the two remaining teams doing maintenance work on the Lulimba-Namoya section. All of the sections are to be completed during the second quarter of 2013, after which only maintenance work remains to ensure the safe transport of cyanide and other operational supplies. The road work teams will be reduced to one at the end of Q2 2013 to affect the maintenance work. With progress having been made on the access roads, there are are currently three convoys per week on route to site, consisting of a main convoy transporting plant equipment, a cement convoy and a fuel convoy. The number of convoys transporting goods to site is expected to increase rapidly over the coming months.

•	Accommodation

Accommodation construction is 85% complete. In the operator’s camp, the 5-person houses are completed and occupied by senior staff, while the 12-person dormitory units are 80% complete. The potable water plant, clinic and power generation plant have been completed and commissioned. Earthworks on the mine village are 90% complete and construction of the mine village, which will mainly be for management staff, has begun in the second quarter of 2013 and is expected to be completed by the third quarter of 2013.

•	Metallurgical Plant Engineering Design, Earthworks and Construction

The engineering design is 99% complete while the earthworks design has been finalized. Earthworks to the plant site are effectively complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with approximately 21% of overall construction complete. Construction drawings for the key plant structures have been completed and issued to site. The heap leach pad and ponds are expected to be completed within the second quarter of 2013 at which time mine pit development and TMF construction will commence.

•	Plant Construction Materials

Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned. Production of the aggregate and sand required for the process plant civil work has been completed with production of aggregate on-going for the TMF and pad underdrains.

•	Tailings Management Facility

The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has commenced. The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of 2 years of tailings and is expected to be completed during the third quarter of 2013.

•	Personnel resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be from the second quarter of 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Exploration

During the first quarter of 2013 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga projects. Exploration activities focused on grass root target generation and delineation of new mineral prospects. The exploration program consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger, reverse circulation and diamond drilling. No ground exploration was undertaken with respect to the Company’s 14 exploration permit areas, although administrative work included interpretation and updating of geological maps for all the projects.

(i) Twangiza Property

Exploration activities during the first quarter focused on geological mapping in tandem with rock-chip/channel sampling, interpretation of field data/results, updating of geological maps, and planning of further work.

At Ntula, re-interpretation was completed based on results received for trenching work completed to date showing three main mineralized zones which cover an area 1.0 kilometre long by 250 metres wide at Ntula Workings East. A total of 18 drill holes totaling 2,085 metres have been planned to test the down dip extension of this mineralization subject to rig and fund availability.

Regional exploration activities within the quarter continued within the area between the Mufwa and Ntula Prospects area. This included geological mapping and rock-chip/channel sampling in and around the Luhoko Workings, Lusheke Tin Workings, Namahuha area, Tubimbi area and Kalongo Workings. This was aimed at testing the possible gold mineralization potential between the two prospects. In total, 377 rocks-chip samples were collected for gold assaying.

Some results were received for rock chip sampling and stream sediment sampling work carried out within the Mufwa – Ntula area. This resulted in the definition of an anomalous zone around the Luhoko Workings.

Rock-chip/channel sampling and pit sampling assay results received to date from Colline 1 workings in the Luntunkulu area were interpreted during the quarter. A 150 metre x 100 metre drill target mineralized zone has been identified to be tested when the drill rig will be available.

The exploration program at Twangiza for the second quarter of 2013 will include the following:

•	Surface mapping and rock-chip/channel sampling within the Mufwa-Ntula area.

•	Surface mapping and rock-chip/channel sampling within the areas outside the known targets.

•	Soil geochemistry programme at the Mufwa-Ntula area and Kishembe areas.

•	Trial BLEG sampling program at Ntula

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov.

(ii) Namoya Project

During the reporting period, the Namoya geological team focused on works related to the Namoya mine development, oxidation logging of 66 reverse circulation (“RC”) and 25 diamond drill holes, rock grab sampling NE of Kangurube and rock specimen sampling at Kibiswa for petrographic studies.

The first quarter exploration activities included:

•	RC drilling and water pumping test of boreholes in and around the TMF and heap leach pad to determine underground water quality as mining operations draw near.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

•	Investigation and identification of a local source for collecting gravel for construction of water monitoring holes to replace the external supply sources.

•	Excavation of pits for geotechnical test work for raw water supply at the historical plant water supply dam site.

•	Mapping of dolerite body at Kibiswa for demarcation and use as a construction aggregates quarry. Three samples were taken for petrograpical studies.

•	Oxidation logging of 66 RC holes drilled at the heap leach pad and also oxidation re-logging 25 DD holes selected across all the Namoya deposits.

•	Rock grab sampling NE of Kangurube and rock specimen sampling at Kibiswa for petrography studies.

RC drilling for the water monitoring wells continued on the heap leach pad, at the plant site and TMF area to test underground water quality. Five holes totaling 411 metres out of the total of seven (574 metres) water wells proposed were completed, water pumping test were performed and 5 water samples have been collected from some boreholes and sent for studies.

Field investigation and mapping in the Kakula, Kindinginya and Bonde Sida areas identified local sources of gravels as a substitute to imported gravels brought in from Mwanza, A total of 12,540 kg of the gravels were collected from the Kindinginya area and some of these were used to construct completed water wells.

Geotechnical assessment of the historical plant site was carried out during the period. This was follow up work after the historical dam site was identified as the best option for water supply to the mine. 146 m3 of excavation was done in 10 out of a total of 14 planned pits within Q1. Excavation is continuing and will be followed by mapping and sampling.

Geological mapping continued at the Kibiswa aggregates quarry. Three grab samples were taken for petrographical studies

In the first quarter of 2013, oxidation logging was completed for the 66 RC holes (NRC001-NRC066) that were drilled on the heap leach pad, plant site and the waste rock dump. In addition, oxidation re-logging was done for 25 DD holes selected across all the Namoya deposits.

Four grab samples were collected about 0.5 kilometre NE of the Kangurube prospect from mapping conducted in new road cuts. The samples were mainly quartz veins hosted in schistose rocks. They have been dispatched to the laboratory for assaying.

The following exploration activities at Namoya are planned for the second quarter of 2013:

•	Complete RC drilling of six boreholes for the processing plant water supply;

•	Complete RC drilling of three water monitoring boreholes on the waste rock dump;

•	Conduct trial grade control drilling on Seketi and commence full grade control drilling on Mwendamboko;

•	Continue assisting consultants in Namoya mine development;

•	File the Namoya full feasibility report; and

•	Follow up completion of digitization of maps and section so as to complete pending annual and monthly reports.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

(iii) Lugushwa Project

During the three month period ended March 31, 2013, the Company released the Lugushwa resource update (see the Company’s press release dated January 31, 2013) which outlined significant resources supported by the recently completed shallow infill and follow up diamond drilling program. The current Lugushwa resource is 0.73Moz (at 1.32 g/t Au contained in 17.03 Mt) of indicated mineral resource (all oxides) and an inferred mineral resource which comprises 0.40Moz (at 1.39 g/t Au contained in 8.86 Mt) of oxides and 4.48 Moz (at 1.34 g/t Au contained in 107.6 Mt) of transition and fresh material.

The compilation and filing of the National Instrument 43-101 technical report for Lugushwa was completed during the first quarter of 2013.

Field exploration work at Lugushwa for Q1 2013 focused on:

a) auger drilling and surface mapping in the G8-Kolo, Bata and Carrière A prospects

b) gridding and soil sampling at the Minkumbu prospect,

C) surface mapping and rock chip sampling in the G8-Kolo, Bata and Manungu areas,

d) data entry, map compilation (flytches and gram meter) and report writing (environment and government reports).

A total of 172 auger holes were drilled at the G8-Kolo, Bata and Carriere A prospects to test near surface mineralization as a follow up to detected soil anomalies. A total of 878.60 metres was drilled and 1,151 samples were collected for gold analysis. 526 samples were collected for relative density measurement from drill holes selected from LDD165 to LDD172. Some pending results received during break field period and worked period were received and updated.

At Mpongo, field activities focused on surface mapping, channel sampling and mapping in the southern part of the Mpongo prospect to follow up to rock mineralization intersected in previous auger drill holes. A total of 20.00 metres of channelling were cut and 20 samples were collected from the channel (MPGCH12). Geological information showed dominant metadiorite intercalated by metapelite narrow unit with weak quartz vein zones associated with limonite alteration.

Field activities in the Minkumbu area focused on extension of the existing Lugushwa soil grid toward northwest of the Minkumbu soil grid. The objective of the program is to follow up the western to northwestern extension of the Minkumbu soil anomalies. A total of 9.0 kilometres of lines were opened and 236 soil samples collected. The program is continuing.

Exploration activities at the Manungu area focused on surface mapping and rock chip sampling to follow up the bed rock mineralization previously intersected in rock chips sampling.

Exploration activities planned at Lugushwa for the second quarter of 2013 will focus on the following;

▪	Auger drilling and surface mapping programs in the Mpongo prospect;

▪	Infill and follow-up auger drilling in eastern part of the Minkumbu prospect;

▪	Auger drilling program in the western part of the Mpongo prospect;

▪	Completion of soil sampling in southern part of the Minkumbu prospect; and

▪	Commencement of a grid and soil sampling program in the southeastern part the Mpongo prospect and in the Kabonzo-miasa area (extension to the northeastern part).

Additional information with respect to Lugushwa is contained in the technical report of Venmyn Deloitte dated March 15, 2013 (as revised April 15, 2013) and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

(iv) Kamituga Project

Exploration work in the Kamituga project during the first quarter of 2013 involved:

▪	Gridding and soil sampling in the Kobokobo and Zalya prospects;

▪	Trenching and channel sampling in the Kobokobo, G22 and Kalingi prospects;

▪	Auger drilling and detail geological surface mapping in the Kibukila and Filon20 prospects;

▪	Adit sampling program in the Mobale, Kibukila and Filon20 prospects; and

▪	Wide space delineation diamond drilling (“DD”) at Kibukila.

Gridding and soil sampling during Q1 2013 focused on extension of the central Kamituga grid to the south-east (Zalya prospect) and extension of the Kobokobo grid to the south-west. At the Kobokobo prospect gridding was to follow up the open-ended soil anomalies resulted from previous gridding conducted in the area. At Zalya, the gridding aimed at testing the interpreted Zalya geophysical anomaly similar to that of Kibukila as observed in the regional geophysics images of the Twangiza-Namoya gold belt. A total of 179 soil samples were collected from a total of 6.72 kilometres line sampled during the above mentioned program (at a grid spacing of 160 metres x 40 metres). The programs were carried out with the aim of testing the bedrock mineralization defined by >100 ppb Au in soil anomalies.

A trenching/channels mapping and sampling program was conducted at the Kobokobo, G22 and Kalingi prospects to (a) test gold in soil anomalies, (b) follow-up the mineralization resulting from previous trenches/channels and some drillholes, and (c) test the gold mineralization of exposures showing significant hydrothermal alterations. Five trenches of total length 78 meters were excavated and yielded 78 samples.

Auger drilling was undertaken in the Kibukila and Filon20 prospects as a follow-up to the soil geochemistry anomalies and as up-dip extensions follow-up of the significant anomalous intersections in the initial drill holes (DD and RC). 150 auger holes totaling 926.90 metres were drilled, and 1,053 auger samples were collected for gold analysis.

Three (3) adits with a total length of 173 m were mapped and sampled at the Mobale (MOB-AD3-27m), Kibukila (KIB-AD1-140 m) and Filon20 (F20-AD1-6.00 m) prospects during the Q1 period, and a total 178 samples were collected during the exercises.

A wide spaced DD program was carried out in the Kibukila prospect, which was aimed at delineating the Kibukila mineralization across the 2.5 kilometre strike of soil anomaly. A total of 10 shallow holes totaling 1,500 metres was planned. As of the date of this MD&A, four holes totaling 621.8 metres had been completed.

Some parts of assay results for soil samples collected in the southwestern part of the Kamituga grid (Kobokobo) in the last quarter of 2012 were received during this first quarter of 2013. Using a threshold of 100 ppb gold- in- soil, an anomalous zone 1,760 metres long by up to 400 metres wide has been delineated in the south western part of the grid extension. This anomaly, named the Kobokobo soil anomaly, occurs in hilly terrain with landscape settings similar to the Kibukila prospect which has been tested with drilling and has shown encouraging results.

The exploration work at Kamituga in the second quarter of 2013 will focus on the following aspects:

•	Continuation of the diamond drilling program at the Kibukila and G22 prospects,

•	Commence drilling program at the G15 prospect,

•	Continue with target follow-up refining within the central Kamituga area concomitant with the ongoing regional exploration program,

•	Follow-up of significant spots soil anomalies by auger, trench and channeling,

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

•	Continue with the on-going soil geochemistry program in the southwest of the central Kamituga grid (Kobokobo),

•	Commence the northeast extension of the central Kamituga soil grid, and

•	Continue with regional exploration potential review of the Kamituga concession using available old data and existing geophysical dataset.

(v) Regional Exploration Projects

No ground exploration was undertaken with respect to the Company’s 14 exploration permit areas. Results of the re-interpretation work on the 2007 airborne geophysical data conducted by Spectral Geophysics was received during the quarter and is being studied for use as a guide in new target generation.

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration and Christian Bawah, the Deputy General Manager of the Twangiza Gold Mine, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred” “resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

The Company’s operations in the first quarter of 2013 showed net profit of $6,269, or $0.03 per share, compared to a net loss of $3,470, or $0.02 per share, incurred in the corresponding period in 2012. During the first quarter of 2013, significant changes in operating revenue and expenses occurred in the categories described below as compared Q1 2012:

Production revenue

The Company recognized $33,169 of gross revenue from the sale of 20,456 ounces of gold during the first quarter of 2013. There are no available comparative figures for the three months ended March 31, 2012 as the Company did not have any operating mines in the commercial production phase during that period. All pre-production revenue had been recognized as a reduction of expenses capitalized to the mine under construction asset on the Company’s statement of financial position.

Production costs

As per the description above, there are no available comparative figures for the three months ended March 31, 2013 as the Company did not have any operating mines in the commercial production phase for the corresponding period in 2012. Mine operating costs for the three months ended March 31, 2013 and December 31, 2012 were as follows:

Production Costs	Q1 2013	Q4 2012
	($000's)	($000's)
Raw materials and consumables	7,339	8,022
Salaries	4,090	3,447
Contractors	2,355	2,394
Other	2,691	2,724
	16,475	16,587

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

General and administrative expenses

General & Administrative expenses	Q1 2013	change	Q1 2012
	($000's)	(%)	($000's)
Salaries and employee benefits	563	(31)%	815
Consulting, management, and professional fees	224	(5)%	235
Office and sundry	400	(9)%	441
Depreciation	13	225%	4
Other	635	29%	494
	1,835	(8)%	1,989

General and administrative expenses decreased to $1,835 for the three months ended March 31, 2013 compared to $1,989 incurred during the corresponding period in 2012. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits decreased to $563 during Q1 2013 from $815 incurred during Q1 2012, mainly as a result of changes in personnel and bonuses.

Other

Other expenses, which increased 29% for the first quarter of 2013 as compared to Q1 2012, include travel and promotion and contributions to the Banro Foundation. Banro Foundation contributions from the Twangiza mine were previously capitalized to the mine under construction asset. There was a greater frequency of travel and promotion expenses incurred for the first quarter of 2013 compared to 2012 in order to facilitate various management changes within the Company.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three months ended March 31, 2013 increased to $1,679 from $1,352 recorded during Q1 2012. This increase is related to additional stock options issued to employees, directors and officers of the Company during the year ended December 31, 2012 whose vesting period continued into the first quarter of 2013. The inclusion of share-based compensation that was formerly capitalized to the mine under construction asset on the Company’s statement of financial position is also now included in the Company’s statement of comprehensive income/(loss).

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the three months ended March 31, 2013, the Company incurred exploration and evaluation expenditures of $4,492 (three months ended March 31, 2012 - $7,302) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Exploration and evaluation expenditures	Q1 2013	change	Q1 2012
	($000's)	(%)	($000's)
Twangiza project	1,335	(3)%	1,374
Namoya project	1,043	(60)%	2,626
Lugushwa project	1,051	(28)%	1,462
Kamituga project	1,047	(42)%	1,813
Banro Congo Mining SARL	18	(33)%	27
	4,494	(38)%	7,302

Generally, there has been significant reductions to the budget for exploration activities for fiscal 2013 as compared to fiscal 2012, and this general trend will be observed throughout the year wherein current year expenses will be lower than corresponding periods in 2012.

Mine development expenditures

During the first quarter of 2013, the Company incurred development expenditures of $33,899 (Q1 2012 - $36,666) with respect to the development of the Namoya Mine which is capitalized in the consolidated statement of financial position as mine under construction asset. Q1 2012 mine development expenditures were mainly in relation to the Twangiza project as the Namoya mine development had just commenced during that period. The allocation of such expenditures was as follows:

Mine Development Expenditures	Q1 2013	Q1 2012
	Namoya	Total*
	($000's)	($000's)
Mine development expenditures	33,899	36,666
Pre-production commercial revenue	-	(28,611)
Net expenditures	33,899	8,055
*includes expenditures on Twangiza and Namoya

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2013. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011

Revenues	33,169	33,939	8,692	-	-	-	-	-
Earnings from mine operations	10,954	11,733	702	-	-	-	-	-
Net Income/(loss)	6,269	5,874	(2,794)	(4,171)	(3,470)	(2,883)	(2,805)	(2,104)
Earnings/(loss) per share, basic ($/share)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)
Earnings/(loss) per share, diluted ($/share)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company has strived to contain costs. During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Gold Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012. The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter. The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which, as compared to the fourth quarter of 2011, was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employee benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883, which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss.

Liquidity and Capital Resources

As at March 31, 2013, the Company had cash and cash equivalents of $17,293 compared to cash and cash equivalents of $27,049 as at December 31, 2012. The Company’s liquidity position had declined during the first quarter of 2013 as the Company was continuing development at its Namoya project. The Company generates sufficient cash flow from the Twangiza Gold Mine to fund all its operations other than with respect to the construction of the Namoya mine. Subsequent to the reporting period, the Company completed a financing, which has significantly improved the Company’s liquidity position.

During the first quarter of 2013 the establishment of credit facilities for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility (including accrued interest) is repayable in six equal monthly installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. An additional $10 million bridge loan was drawn from Rawbank in April 2013 which is repayable May 31, 2013.

During the three month period ended March 31, 2013, the Company spent $5,449 in cash for exploration and evaluation expenditures and $29,942 in cash for the development of the Namoya mine (compared to $7,592 spent on exploration and evaluation expenditures and $36,666 spent on the development of the Twangiza and Namoya mines during Q1 2012, offset by $28,611 of pre-production revenue). In addition, during the three months ended March 31, 2013 the Company spent $8,843 on capital assets (compared to $349 spent during the corresponding period in 2012) to carry on its projects in the DRC.

Based on the revenues expected to be generated from the Company’s Twangiza mine, together with the Company’s existing cash on hand, the Company expects to have sufficient funds to carry out its proposed 2013 operating budget. The net proceeds from the Company’s financing described earlier in this MD&A are expected to fund the Company’s budget and to facilitate the completion of the construction of the Namoya mine. However, if the Company experiences production delays, breakdowns, further cost overruns or delays in completion schedules, there may be a need to raise additional financing in order to complete the Namoya mine and fund overheads and other projects. There is no assurance that such financing will be available on acceptable terms, if at all.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Contractual Obligations

The Company’s contractual obligations as of December 31, 2012 are described in the following table:

	Payments due by period
	Total	Less than one year	One to three years	Four to five years
	($000's)	($000's)	($000's)	($000's)
Operating leases	289	119	170	-
Long-term debt	175,000	-	-	175,000
Long-term debt interest	70,000	17,500	52,500	-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2013 and 2012 was as follows:

	Three months ended
	March 31, 2013	March 31, 2012
	($000's)	($000's)
Short-term employee benefits	1,002	3,846
Other benefits	25	28
Employee retention allowance	50	65
Share-based payments	-	8,496
	1,077	12,435

During the three months ended March 31 2013, directors fees of $59 (three months ended March 31, 2012 - $64) were paid to non-executive directors of the Company.

During the three-month period ended March 31, 2013, legal fees of $366, (three months ended March 31, 2011 - $423), incurred in connection with the Company’s preferred and common share financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at March 31, 2013, the balance of $321 (December 31, 2012 - $66) owing to this legal firm was included in accounts payable.

During the three months ended March 31, 2013, the Company incurred common expenses of $70 (three months ended March 31, 2012 - $37) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at March 31, 2013, an amount of $96 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three months ended March 31, 2013, the Company incurred common expenses of $60 (three months ended March 31, 2012 - $16) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at March 31, 2013, an amount of $nil (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

During the three months ended March 31, 2013, $5 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC. As at March 31, 2013, an amount of $1 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

	March 31, 2013	December 31, 2012
	($000's)	($000's)
Due from related parties	96	97
Due to related party	321	66

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed financial statements included the following:

Estimates

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use
•	the ability to produce a saleable product
•	the ability to sustain ongoing production at a steady or increasing level
•	the mine has reached a level of pre-determined percentage of design capacity
•	mineral recoveries are at or near the expected production level
•	the completion of a reasonable period of testing of the mine plant and equipment

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

Financial Instruments

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it currently does not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). During the three months ended March 31, 2013 and 2012, the Company recorded a foreign exchange gain of $209 and $88, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 23(c) of the Interim Financial Statements for additional details.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $39,709, accrued liabilities of $5,288, bank loans of $18,750 and due to related parties of $321 are due within one year.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company's mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 26, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 8, 2013, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 14,478 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the three month period ended March 31, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
Management’s Discussion and Analysis – First Quarter 2013

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a sales basis.

The Company defines all-in cash costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs. All-in cash cost per ounce is determined on a sales basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

Cash cost	Q1 2013	Q4 2012
	($000's)	($000's)
Mine operating expenses	22,215	22,206
Less: Depletion and depreciation	(5,740)	(5,619)
Total cash costs	16,475	16,587
Gold sales (oz)	20,456	19,840
Cash cost per ounce ($/oz)	805	836

All-in cash cost	Q1 2013	Q4 2012
	($000's)	($000's)
Mine operating expenses	22,215	22,206
Less: Depletion and depreciation	(5,740)	(5,619)
Total cash costs	16,475	16,587
Sustaining capital	5,889	6,601
All-in cash costs	22,364	23,188
Gold sales (oz)	20,456	19,840
All-in cash cost per ounce ($/oz)	1,093	1,169

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